UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM U5S
                                 Amendment No. 1






                                  ANNUAL REPORT

                      For the Year Ended December 31, 2000



       Filed pursuant to the Public Utility Holding Company Act of 1935 by










                               EXELON CORPORATION
                            10 South Dearborn Street
                                   37th Floor
                             Chicago, Illinois 60603


                            PECO ENERGY POWER COMPANY
                               2301 Market Street
                        Philadelphia, Pennsylvania 19101

                            Glossary of Defined Terms

ComEd                       Commonwealth Edison Company

Commission                  Securities and Exchange Commission

Exelon Enterprises          Exelon Enterprises Company, LLC

Exelon                      Exelon Corporation

Exelon Generation           Exelon Generation Company, LLC

Financing U-1               The Form U-1 Application/Declaration filed by Exelon
                            Corporation in File No. 70-9693

Merger U-1                  The Form U-1 Application/Declaration filed by Exelon
                            Corporation in File No. 70-9645

N/A                         Not applicable or not available

PECO                        PECO Energy Company

PEPCO                       PECO Energy Power Company


SECO                        Susquehanna Electric Company

Unicom                      Unicom Corporation

Amendment No. 1 to the Form U5S amends and restates the Form U5S filed by Exelon on May 1, 2001, in its entirety. The filing incorporates information previously filed and additional information that was unavailable at the time of the initial filing.

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN.
The Corporate structure shown is as of April 18, 2001, reflecting corporate restructuring undertaken between January 1, 2001 and April 18, 2001. Owner's book value is as of December 31, 2000. This item has been updated to reflect the effects of the restructuring.

Name of Company                                         Number of Common  % Voting Power    Owner's Book
                                                          Shares Owned                       Value ($000)
----------------------------------------------------------------------------------------------------------
Exelon Corporation                                                                100%
  (Affordable Housing Investments)                                                                 92,082
  Boston Financial Institutional Tax Credit Fund X                 -               11%
  Related Corporate Partners IV, L.P.                              -      less than 5%
  Boston Financial Institutional Tax Credit Fund XIX               -               14%
  Related Corporate Partners XII, L.P.                             -               36%
  Boston Financial Institutional Tax Credit Fund XIV               -               44%
  Boston Financial Institutional Tax Credit Fund XXI               -               27%
  Related Corporate Partners XIV, L.P.                             -               16%
  Summit Corporate Tax Credit Fund II                               -              33%
  USA Institutional Tax Credit Fund XXII                           -               30%
Exelon Energy Delivery Company, LLC                                               100%
  Commonwealth Edison Company                            128,033,227    less than 100%          5,691,907
    Commonwealth Edison Company of Indiana, Inc.           1,108,084              100%             30,918
    ComEd Financing I                                              -              100%             15,631
    ComEd Financing II                                             -              100%             14,515
    ComEd Funding, LLC                                             -              100%             86,536
      ComEd Transitional Funding Trust                             -              100%                N/A
    Commonwealth Research Corporation                            200              100%                200
    Edison Development Company                                   741              100%             16,586
    Edison Development Canada Inc.                             2,600              100%              5,499
      Edison Finance Partnership                                   -              100%                N/A
  PECO Energy Company                                    170,478,507              100%            172,918
    PECO Energy Capital Corp.                                  1,000              100%             17,640
      PECO Energy Capital, LP                                                       3%             13,968
      PECO Energy Capital Trust II                                                100%                N/A
      PECO Energy Capital Trust III                                               100%                N/A
    PECO Energy Transition Trust                                                  100%            149,901
    ExTel, LLC                                                                    100%           (229,504)
      PECO Finance                                                                 99% PECO;     (227,208)
                                                                                    1% Extel       (2,295)
        ATNP Finance Company                                                      100%          4,324,366
        PEC Financial Services, LLC                                               100%             12,918
    Adwin Realty Company                                       1,000              100%             22,628
      Ambassador II Joint Venture                                                  50%                N/A
      Bradford Associates                                                          50%                N/A
      Franklin Town Towers Associates                                              50%                N/A
      Henderson Ambassador Associates                                              50%                N/A
      Riverwatch                                                                  100%                N/A
      Route 724                                                                   100%                N/A
      Signa                                                                       100%                N/A
    East Coast Natural Gas Cooperative, LLP                                     41.12%                360
Horizon Energy Company                                         1,000              100%                N/A
Unicom Invesment Inc.                                            100              100%
    Scherer Holdings 1, LLC                                        -               100%            49,002
    Scherer Holdings 2, LLC                                        -              100%             24,992
    Scherer Holdings 3, LLC                                        -              100%             73,989
    Spruce Holdings G.P. 2000, LLC                                 -              100%              1,841
    Spruce Holdings L.P. 2000, LLC                                 -              100%            182,231
      Spruce Equity Holdings, L.P.                                 -                1% Spr GP;    184,072
                                                                                   99% Spr LP
        Spruce Holdings Trust                                      -              100%            184,072
    Wansley Holdings 1, LLC                                        -              100%             41,941
    Wansley Holdings 2, LLC                                        -              100%             21,387
  Unicom Resources Inc.                                          100              100%            (13,842)
Exelon Ventures Company, LLC                                                      100%
  Exelon Generation Company, LLC                                                  100%          4,551,000
     PECO Energy Power Company                               984,000              100%             24,600
      Susquehanna Power Company                            1,273,000              100%             47,047
        The proprietors of the Susquehanna Canal                                  100%                N/A
    Susquehanna Electric Company                               1,000              100%             10,000
    AmerGen Energy Company, LLC                                                    50%
      AmerGen Venture, LLC                                                        100%
    Exelon (Fossil) Holdings, Inc.                                                100%
      Sithe Energies, Inc.                                                      49.90%
    Exelon Peaker Development General, LLC                                        100%                N/A
    Exelon Peaker Development Limited, LLC                                        100%                N/A
      ExTex LaPorte Limited Partnership                                             1% EP Gen         N/A


                                                                                   99% EP Lim         N/A
    Concomber Ltd                                                                 100%              1,200
  Exelon Enterprises Company, LLC                                100              100%            625,500
    Exelon Energy Company                                        100              100%            (25,400)
      Exelon Energy Ohio, Inc.                                 1,000              100%             13,483
      AllEnergy Gas & Electric Marketing Company, LLC            N/A              100%             19,253
        Texas Ohio Gas, Inc.                                                      100%             (1,611)
    Exelon Services, Inc.                                        100              100%              9,477
       Systems Engineering and Management Corporation, Inc       874              100%              7,134
    Unicom Power Holdings, Inc.                                  100              100%            (20,244)
    Unicom Power Marketing, Inc.                                 100              100%                N/A
    Unicom Healthcare Management, Inc.                         1,110              100%              1,829
    UT Holdings, Inc.                                            100              100%           (144,401)
      Northwind Chicago, LLC                                     N/A              100%             (5,974)
      Unicom Thermal Development, Inc.                           100              100%             (4,708)
      Exelon Thermal Technologies, Inc.                          100              100%            (83,272)
      Exelon Thermal Technologies Boston, Inc.                   100              100%             (4,373)
        Northwind Boston, LLC                                    N/A               25%                (62)
      Exelon Thermal Technologies Houston, Inc.                  100              100%               (947)
        Northwind Houston, LLC                                   N/A               25%                128
          Northwind Houston, LP                                  N/A               25%              8,860
      Exelon Thermal Technologies North America, Inc.             10              100%             (2,228)
        Northwind Thermal Technologies Canada, Inc.               10              100%             (1,561)
          Unicom Thermal Technologies Canada, Inc.                10              100%               (187)
      UTT National Power, Inc.                                   100              100%               (751)
        Northwind Midway, LLC                                    N/A              100%                N/A
      UTT Nevada, Inc.                                           100              100%                (50)
        Northwind Aladdin, LLC                                   N/A               75%             12,703
        Northwind Las Vegas, LLC                                 N/A               50%               (499)
      UTT Phoenix, Inc.                                          100              100%                N/A
        Northwind Arizona Development, LLC                       N/A               50%                N/A
        Northwind Phoenix, LLC                                   N/A               50%                N/A
Exelon Communications Holdings, LLC                                               100%            176,632
      AT&T Wireless PCS of Philadelphia, LLC                                       49%
      PHT Holdings, LLC                                                           100%             39,976
        PECO Hyperion Telecommunications                                           49%             38,776
      Exelon Communications Company, LLC                                          100%             22,258
    Energy Trading Company                                                        100%                257
    Exelon Enterprises Management, Inc.                                           100%            105,519
      UniGridEnergy, LLC                                                           50%
      CIC Global, LLC                                                              50%
      NEON Communications, Inc.                                                    10%
      VITTS Network Group, Inc.                                                    20%
      Exelon Capital Partners, Inc.                                               100%             83,007
        Permits Now (fka Softcomp)                                                 16%
        OmniChoice.com, Inc.                                                       30%
        Enertech Capital Partners II                                               11%
        Everest Broadband Networks                                                 15%
    Exelon Infrastructure Services, Inc.                                less than 100%            515,266
      Exelon Infrastructure Services of Pennsylvania, Inc.                        100%              6,938
        EIS Engineering, Inc.                                                     100%
          P.A.C.E Field Services, LLC                                             100%              8,135
          P.A.C.E Environmental, LLC                                              100%
      Chowns Communication, Inc.                                 N/A              100%             11,893
      Fischbach and Moore Electric, Inc.                         N/A              100%
      MRM Technical Group, Inc.                                  N/A              100%            121,556
        Aconite Corporation                                                       100%
        Gas Distribution Contractors, Inc.                                        100%
        Mid-Atlantic Pipeliners, Inc.                                             100%
        Mueller Distribution Contractors, Inc.                                    100%
        Mueller Energy Services, Inc.                                             100%
        Mueller Pipeliners, Inc.                                                  100%
        Mechanical Specialties Incorporated                                       100%
        Rand-Bright Corporation                                                   100%
      Syracuse Merit Electric, Inc.                              N/A              100%             15,297
      NEWCOTRA, Inc.                                             N/A              100%
        Fischbach and Moore, Inc.                                                 100%              7,001
          Fischbach and Moore Electrical Contractors, Inc.                        100%
          T.H. Green Electric Co., Inc.                                           100%
      Trinity industries, Inc.                                   N/A              100%             11,322
      OSP Consultants, Inc.                                      N/A              100%             68,116
        International Communications Services, Inc.                               100%
        OSP, Inc.                                                                 100%
        OSP Servicios, S.A. de C.V.                                               100%
        OSP Telecom, Inc.                                                         100%
        OSP Telcomm de Mexico, S.A. de C.V.                                       100%
        OSP Telcom de Columbia, LTDA                                              100%
        OSP Telecommunications, Ltd.                                              100%
        RJE Telecom, Inc.                                                         100%
        Utilities Locate & Mapping Services, Inc.                                 100%
        Universal Network Services, Inc.                                           49%
      Dashiell Holdings Corporation                              N/A              100%             68,215
        Dashiell Corporation                                                      100%
          Dacon Corporation                                                       100%
      VSI Group, Inc.                                            N/A              100%             19,307
        International Vital Solutions Group, Inc.                                 100%
      Michigan Trenching Services, Inc.                          N/A              100%             14,994
      Lyons Equipments, Inc.                                     N/A              100%


      M.J. Electric, Inc.                                                         100%            143,906
      Electric Services, Inc.                                                     100%              7,443
      EIS Investments, LLC                                                        100%
        WCB Services, LLC                                                          49%
    Adwin Equipment Company                                      N/A              100%              4,291
    Kinetic Ventures Fund I, LLC                                                22.22%
    Kinetic Ventures Fund II, LLC                                               17.64%
Unicom Assurance Company Ltd. (Inactive)                         N/A              100%                N/A

     N/A Not applicable or Not Available


ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS

NONE


ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

None in addition to those reported in Exelon's Rule 24 certificates.


ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

A.   PECO Energy Company - Debt Retirements

1. On November 14, 2000, PECO retired, with cash, upon maturity, its $38.5 million principal amount variable rate note.

B.   Commonwealth Edison Company - Redemption of Securities

2. In the fourth quarter of 2000, ComEd repurchased 19.9 million of its common shares from Unicom in exchange for an $850 million note receivable ComEd held from Unicom Investment, Inc.

C.   Exelon Enterprise's Acquisitions (previously filed confidentially on Form
     SE)


ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES AS OF DECEMBER 31,
          2000.

Investor               Investee                              Type               Quantity      Cost         Carrying Value
--------------------------------------------------------------------------------------------------------------------------

ComEd            Chicago Community Ventures, Inc.      Common Shares               500         $50,000          $50,000

ComEd            Chicago Equity Fund                   Limited Partnership         N/A      $1,390,514       $1,390,514

ComEd            Dearborn Park Corporation             Common Shares            10,000        $537,654         $537,654

ComEd            I.L.P. Fund C/O Chicago Capital Fund  Venture Capital Small       N/A        $250,000         $250,000
                                                       Business Fund

ComEd            Illinois Venture Fund (Unibanc Trust) Venture Capital Fund        N/A         $71,320          $71,320

Exelon           Phoenix Foods, LLC                    Limited Liability
Enterprise                                             Company                     N/A
Management, Inc

Exelon           Pantellos Corporation                 Corporation                 N/A      $4,439,210       $4,439,210
Capital
Partners, Inc.

Exelon           Automated Power Exchange              Competitive Power     1,500,000      $3,000,000       $3,000,000
Capital                                                Exchange Business
Partners, Inc.

Exelon           UTECH Climate Challenge Fund, L.P.    Venture Capital             N/A      $4,582,713      $23,847,576
Capital                                                Investment
Partners, Inc.

Exelon           Exotrope                              Convertible Debentures      N/A        $500,000         $500,000
Capital
Partners, Inc.


Exelon           Media Station, Inc.                   Preferred plus          214,286      $1,500,000       $1,500,000
Capital                                                Warrants (Common)        48,702
Partners, Inc.

Energy           WorldWide Web NetworX Corporation     Common shares            73,450        $316,753           $9,181
Trading
Company

Energy           Entrade                               Common Shares           200,000      $1,489,115         $162,500
Trading
Company

N/A Not applicable


ITEM 6.   OFFICERS AND DIRECTORS - PART 1.

This item has been updated to reflect PEPCO officers and directors.

The positions of officers and directors of system companies as of December 31, 2000 were as follows:

Exelon Corporation
------------------

Board of Directors

Edward A. Brennan
Carlos H. Cantu
Daniel L. Cooper
M. Walter D'Alessio
Bruce DeMars
G. Fred DiBona, Jr.
Sue Ling Gin
Richard H. Glanton
Rosemarie B. Greco
Edgar D. Jannotta
Corbin A. McNeill, Jr.
John M. Palms
John W. Rogers, Jr.
John W. Rowe
Ronald Rubin
Richard L. Thomas

Officers

McNeill, Jr., Corbin A.       Co-Chief Executive Officer and Chairman
Rowe, John W.                 Co-Chief Executive Officer and President
Kingsley Jr., Oliver D.       Executive Vice President
Egan, Michael J.              Executive Vice President
Strobel, Pamela B.            Executive Vice President
McLean, Ian P.                Senior Vice President
Mehrberg, Randall E.          Senior Vice President and General Counsel
Moler, Elizabeth A.           Senior Vice President, Government
                              Affairs-Federal
Padron, Honorio J.            Senior Vice President
Snodgrass, S. Gary            Senior Vice President and Chief Human
                              Resources Officer


Lawrence, Kenneth G.          Senior Vice President
Clark, Frank M.               Senior Vice President, Communications and
                              Public Affairs
Gillis, Ruth Ann M.           Senior Vice President and Chief Financial
                              Officer
Woods, David W.               Senior Vice President
Gibson, Jean                  Vice President and Corporate Controller
Haviland, Paul E.             Vice President, Corporate Development
McDonald, Robert K.           Vice President, Risk Management
Mitchell, J. Barry            Vice President and Treasurer
Combs, Katherine K.           Vice President and Corporate Secretary
Cesareo, David J.             Vice President, Environmental Health and
                              Safety
Kirchoffner, Donald P.        Vice President, Communications
Brown, Virginia A.            Vice President, Human Resources Planning
                              and Development
DaSilva, Assir R.             Vice President, Diversity
Diedrich, John F.             Vice President, Employee Health and
                              Benefits
Fonseca, Victor               Vice President, Compensation
Samolis, John R.              Vice President, Labor and
                              Employee Relations
Peters, Scott N.              Assistant Secretary
Cutler, Todd D.               Assistant Secretary
Shicora, George               Assistant Treasurer
Walls, Charles M.             Assistant Treasurer

COMED
-----

Officers

McNeill, Jr, Corbin A         Co-Chief Executive Officer;
Rowe, John W                  Co-Chief Executive Officer and President ; Chairman
Kingsley Jr, Oliver D         EVP,  Nuclear and Chief Nuclear Officer
Strobel, Pamela B             EVP, Energy Delivery,
Clark, Frank M                Sr VP,  Distribution Cust/Mrktg Services & Ext Affairs
Crane, Christopher M          Sr VP, Nuclear Regional Operating Group 1
Gillis, Ruth Ann M            Sr VP, Finance and Chief Financial Officer
Helwig, David R               Sr VP, Nuclear Services
McLean, Ian P                 Sr VP, Power Team
Padron, Honorio J             Sr VP, Business Services


Snodgrass, S Gary             Sr VP, Human Resources
Woods, David W                Sr VP, Communications & Public Affairs
Skolds, John L                Chief Operating Officer, Nuclear
Benjamin, Jeffrey A           VP, Nuclear Licensing and Regulatory
Bohlke, William H             VP, Nuclear Engineering
Bonney, Paul R                VP, Business Services General Counsel
Cesareo, David J              VP, Environmental Health and Safety
Cornew, Kenneth W             VP, Power Team Long-term Transactions
Costello, John T              VP, Distribution Customer Service Operations
Cullen, Jr, Edward J          VP, Generation General Counsel
DeCampli, David G             VP, Energy Delivery Engineering & Technical Analysis
Donleavy, John J              VP, Distribution Regional Distributions, Operations
Dwyer, Robert E,. Jr.         VP, Distribution Media Relations, Communications,
                              & Reporting,
Erdlen, Michael               VP, Power Team Information Technology
Flavin, Joseph                VP, Business Services Supply
Freeman, Jan H                VP, Generation Public Affairs,
Gibson, Jean                  VP and Corporate Controller
Gordon, Jennifer              VP, Business Services Communications
Guerra, James D               VP, Nuclear Business Operations
Heffley, J Michael            VP, Nuclear Oversight
Ho, Alan                      VP, Business Services Information Technology
Hooker, John T                VP, Distribution Services, Community Relations &
                              Admin Services
Ivey, Susan O                 VP, Power Team Short-term Transactions
Jiruska, Frank J              VP, Distribution Energy Services, Marketing & Sales
Jennings, Theodore E          VP, Nuclear Outage & Project Management
Juracek, Arlene A             VP, Distribution Rates & Access Implementation, Reg.
                              Strategies, Governmental & Reg. Affairs
Krisch, Joseph R              VP, Distribution HR Training & Safety
Landy, Richard J              VP, Nuclear HR & Administration
Lasky, Joseph A               VP, Distribution Information Technology
Lauer, Rebecca J              VP, Distribution General Counsel
Lizanich, Nicholas J          VP, Distribution Planning and Engineering
Malone, James P               VP, Nuclear Fuels
McDermott, Cornelius J        VP, Generation Communications
Metzner, Michael              VP, Power Team Finance/Analytics/Risk
Moscovitch, Ruth M            VP, Energy Delivery and Distribution Strategic Initiatives
Segneri, Jr, Carl L           VP, Distribution Regional Distributions, Operations


Settelen, John L              VP & Generation Controller
Spencer, Steven               VP, Business Services Finance
Stanley, Harold Gene          VP, Nuclear MW ROG Support
Talbot, Ronald E              VP, Distribution Regional Distributions, Operations
Terrell, Napoleon             VP, Business Services Human Resources
Tyne, Ray                     VP, Business Services Operations
Williams, James B             VP, Distribution Project & Contract Management
Dimmette, Joel P              Site VP - Quad Cities
Levis, William                Site VP - Byron
Pardee, Charles G             Site VP - LaSalle
Swafford, Preston D           Site VP - Dresden
Tulon, Timothy                Site VP - Braidwood
Mitchell, J Barry             VP and Treasurer
Shicora, George R             Assistant Treasurer
Walls, Charles S              Assistant Treasurer
Combs, Katherine K            Secretary
Cutler, Todd D                Assistant Secretary
Peters, Scott N               Assistant Secretary

PECO
----

Officers
McNeill, Jr, Corbin A         Co-Chief Executive Officer and President; Chairman
Rowe, John W                  Co-Chief Executive Officer
Kingsley Jr, Oliver D         EVP, Nuclear and Chief Nuclear Officer
Egan, Michael J               EVP, Enterprises
Strobel, Pamela B             EVP, Energy Delivery
Cotton, John B                Sr VP, Nuclear Technical Support
Crane, Christopher M          Sr VP, Nuclear Regional Operating Group 1
Cucchi, Gregory A             Sr VP, Enterprises
Gillis, Ruth Ann M            Sr VP, Finance and Chief Financial Officer
Hagan, Joseph J               Sr VP, Nuclear Regional Operating Group 2
Jacobs, Christine A           Sr VP, Exelon Power
Lawrence, Kenneth G           Sr VP, Distribution
McElwain, John P              Sr VP, Nuclear Regional Operating Group 3
McLean, Ian P                 Sr VP, Power Team
Padron, Honorio J             Sr VP, Business Services
Rainey, Gerald R              Sr VP, Generation


Rhodes, Gerald N              Sr VP, Exelon Energy
Smith, III, William H         Sr VP, Business Services
Snodgrass, S Gary             Sr VP, Human Resources
Woods, David W                Sr VP, Communications & Public Affairs
Skolds, John L                Chief Operating Officer,  Nuclear
Adams, Craig L                VP, Distribution Contractor & Supply Management
Benjamin, Jeffrey A           VP, Nuclear Licensing and Regulatory
Bohlke, William H             VP, Nuclear Engineering
Bonney, Paul R                VP, Business Services General Counsel
Cavanaugh, Ellen M            VP, Distribution Electric Supply & Transmission
Cesareo, David J              VP, Environmental Health and Safety
Coyle, Michael T              VP, Clinton Power Station
Cornew, Kenneth W             VP, Power Team Long-term Transactions
Cullen, Jr, Edward J          VP, Generation General Counsel
DeCampli, David G             VP, Energy Delivery Engineering &Technical Analysis
Doering, Jr., John            VP, Peach Bottom Atomic Power Station
Dudkin, Gregory N             VP, Distribution Customer & Marketing Services
Erdlen, Michael               VP, Power Team Information Technology
Flavin, Joseph                VP, Business Services Supply
Freeman, Jan H                VP, Generation Public Affairs
Gibson, Jean                  VP and Corporate Controller
Gordon, Jennifer              VP, Business Services Communications
Haviland, Paul E              VP, Corporate Development
Hill, Jr, Thomas P            VP, Distribution Finance
Ho, Alan                      VP, Business Services Information Technology
Horting, Reed R               VP, Distribution Gas Supply & Transportation
Ivey, Susan O                 VP, Power Team Short-term Transactions
Jennings, Theodore E          VP, Nuclear Outage & Project Management
Johnston, J Lindsay           VP, Distribution Human Resources
Kray, Marilyn C               VP, Nuclear Acquisition Support and Integration
                              Officer
Langenbach, James W           VP, Nuclear Station Support
Landy, Richard J              VP, Nuclear HR & Administration
Lauer, Rebecca J              VP, Energy Delivery General Counsel
Lewis, Charles P              VP, Generation Strategy & Development
Malone, James P               VP, Nuclear Fuels
Matthews, Cassandra A         VP, Information Technology and Chief Information
                              Officer


McDermott, Cornelius J        VP, Generation Communications
Metzner, Michael              VP, Power Team Fiance/Analytics/Risk
Moscovitch, Ruth M            VP, Energy Delivery Strategic Initiatives
Muntz, James A                VP, Generation Special Projects
Murphy, Dennis E              VP, Enterprises Marketing and Business Development
Newman, Glenn                 VP, Enterprises General Counsel
O'Brien, Denis                VP, Distribution Operations
Settelen, John L              VP & Generation Controller
Spencer, Steven               VP, Business Services Finance
Stanley, Harold Gene          VP, Nuclear MW ROG Support
Terrell, Napoleon             VP, Business Services Human Resources
Tyne, Ray                     VP, Business Services Operations
Walters, Kathleen M           VP, Distribution Information Technology/CIO
White, Richard G              VP, Corporate Planning
Coyle, Michael                Site VP - Clinton Nuclear Power Station
Doering Jr., John             Site VP - Peach Bottom Atomic Power Station
Fetters, Drew B               Site VP - Vermont Yankee Nuclear Power Station
von Suskil, James D           Site VP - Limerick Generating Station
Warner, Mark E                Site VP - TMI
Mitchell, J Barry             VP and Treasurer
Shicora, George R             Assistant Treasurer
Walls, Charles S              Assistant Treasurer
Combs, Katherine K            Secretary
Cutler, Todd D                Assistant Secretary
Peters, Scott N               Assistant Secretary


Exelon Generation
-----------------

Officers

McNeill, Jr, Corbin A         Chief Executive Officer and President Exelon
                              Generation
Kingsley, Jr, Oliver D        President and Chief Nuclear Officer, Exelon
                              Nuclear
McLean, Ian P                 President, Exelon Power Team
Skolds, John L                Chief Operating Officer, Exelon Nuclear
Bohlke, William H             Sr VP, Nuclear Services, Exelon Nuclear
Cotton, John B Sr             VP, Technical Support, Exelon Nuclear
Crane, Christopher M Sr       VP, MidWest Regional Operating Group, Exelon
                              Nuclear


Hagan, Joseph J               Sr VP, MidAtlantic Regional Operating Group,
                              Exelon Nuclear
Jacobs, Christine A           Sr VP, Exelon Generation; President, Exelon
                              Power
McElwain, John P              Sr VP, Exelon Nuclear
Woods, David W                Sr VP, Communications & Public Affairs, Exelon
                              Generation
Benjamin, Jeffrey A           VP, Licensing and Regulatory, Exelon Nuclear
Cornew, Kenneth W             VP, Long-term Transactions, Exelon Power Team
Cullen, Jr, Edward J          VP, General Counsel and Secretary
Erdlen, Michael               VP, Information Technology, Exelon Power Team
Freeman, Jan H                VP, Public Affairs, Exelon Generation
Guerra, James D               VP, Business Operations, Exelon Nuclear
Heffley, J Michael            VP, Nuclear Oversight, Exelon Nuclear
Ivey, Susan O                 VP, Short-term Transactions, Exelon Power Team
Jennings, Theodore E          VP, Outage & Project Management, Exelon Nuclear
Kray, Marilyn C               VP, Acquisition Support and Integration, Exelon
                              Nuclear
Landy, Richard J              VP, Human Resources & Administration, Exelon
                              Nuclear
Langenbach, James W           VP, Nuclear Station Support, Exelon Nuclear
Lewis, Charles P              VP, Strategy & Development, Exelon Generation
Malone, James P               VP, Nuclear Fuels, Exelon Nuclear
McDermott, Cornelius J        VP, Communications, Exelon Generation
Meister, James R              VP, Nuclear Engineering, Exelon Nuclear
Metzner, Michael              VP, Finance/Analytics/Risk, Exelon Power Team
Muntz, James A                VP, Special Projects, Exelon Generation
Settelen, John L              VP & Controller, Exelon Generation
Stanley, Harold Gene          VP, MidWest ROG Support, Exelon Nuclear
Heffley, J Michael Site       VP - Clinton Nuclear Power Station
Dimmette, Joel P              Site VP - Quad Cities Nuclear Power Station
DeGregorio, Ronald J          Site VP - Oyster Creek
Doering, Jr, John             Site VP - Peach Bottom Atomic Power Station
Fetters, Drew B               Site VP - Vermont Yankee Nuclear Power Station
Levis, William                Site VP - Byron Station
Pardee, Charles G             Site VP - LaSalle County Station
Swafford, Preston D           Site VP - Dresden Nuclear Power Station
Tulon, Timothy                Site VP - Braidwood Station
von Suskil, James D           Site VP - Limerick Generating Station


Warner, Mark E                Site VP - TMI
Berdelle, Robert E            VP, Generation
McDonald, Robert K            VP, Generation
Spencer, Steven L             VP, Business Services, Financial Services
Mitchell, J Barry             VP and Treasurer
Shicora, George R             Assistant Treasurer
Walls, Charles S              Assistant Treasurer
Cutler, Todd D                Assistant Secretary
Peters, Scott N               Assistant Secretary

Exelon Enterprises
------------------
Officers

Rowe, John W                  Chair
Egan, Michael J               President & Chief Executive Officer
Beard, Kenneth H              VP, Exelon Enterprises & President, Energy
                              Services
Abromitis, James J            VP, Exelon Thermal Technologies
Cucchi, Gregory A             VP Exelon Enterprises & President, Exelon Infrastructure
                              Services & Telecommunications
Gilpin, Robert A              VP, Residential Energy
Hoekstra, Louis A             VP, Energy Solutions
Kampling, Patricia L          SVP & Chief Financial Officer
Murphy, Dennis E              VP, Marketing & Business Development
Newman, Glenn D               VP, General Counsel and Secretary
Rhodes, Gerald N              VP, Exelon Enterprises and President,
                              Exelon Energy
Rollo, Richard                VP, Strategic Planning
Rowe, E Kathleen              VP, Information Technology, Business
                              Services & Supply
Shinn, Robert A               VP, Exelon Capital Partners
Berdelle, Robert E            VP, Enterprises
McDonald, Robert K            VP, Enterprises
Spencer, Steven L             VP, Business Services, Financial Services
Mitchell, J Barry             VP and Treasurer
Shicora, George R             Assistant Treasurer
Walls, Charles S              Assistant Treasurer
Cutler, Todd D                Assistant Secretary
Peters, Scott N               Assistant Secretary

PEPCO
-----
Board of Directors

Michael J. Egan
James A. Muntz
Gerald R. Rainey

Officers

Gerald R. Rainey              Chairman and President
Christine A. Jacobs           Vice President
Katherine K. Combs            Secretary
George R. Shicora             Treasurer
Thomas R. Miller              Assistant Treasurer
Edward J. Cullen, Jr.         General Counsel


ITEM 6.   OFFICERS AND DIRECTORS - PART II.

Financial Connections - The following is a list, as of December 31, 2000, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

     1. Edward A. Brennan: Member of Board of Directors of Unicom and ComEd from 1995 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Morgan Stanley Dean Witter & Co., investment banker. Authorized pursuant to Rule 70(b).

     2. Carlos H. Cantu: Member of Board of Directors of Unicom and ComEd from 1998 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of First Tennessee National Corporation, commercial banking institution. Authorized pursuant to Rule 70(b).

     3. Edgar D. Jannotta: Member of Board of Directors of Unicom and ComEd from 1994 through the merger closing; member of Board of Directors of Exelon since the merger closing, and Senior Director of William Blair & Co., L.L.C., investment banker. Authorized pursuant to Rule 70(b).

     4. John W. Rogers: Member of Board of Directors of Unicom and ComEd from 1999 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Bank One Corporation, commercial banking institution. Authorized pursuant to Rule 70(a).

     5. John W. Rowe: Member of Board of Directors of Unicom and ComEd from 1998 through the merger closing; member of Board of Directors of Exelon since the merger closing, and member of Board of Directors of Fleet Boston Financial, commercial banking institution. Authorized pursuant to Rule 70(b).


ITEM 6.   OFFICER AND DIRECTORS - PART III.

(a), (b) and (c) Directors' and Executive Officers' Compensation, Interests in Securities Interests and Transactions with System Companies.

Information concerning compensation, interests in system securities, and transactions with system companies is set forth in Exhibits A.1 and A.2 to this Form U5S and is incorporated herein by reference.

(d)  Indebtedness of Directors or Executive Officers to System Companies.

None

(e) Directors' and Executive Officers' Participation in Bonus and Profit-Sharing Arrangements and Other Benefits.

See Exhibit A.2 for descriptions of the participation of directors and executive officers of System companies in bonus and profit-sharing arrangements and other benefits.

(f)  Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive offices of Exelon and all subsidiary companies are insured under directors' and officers' liability policies.

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS

Part I.   None
Part II.  None


ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.   INTERCOMPANY SALES AND SERVICE

Exelon provided information on services, sales and construction contracts under Form U-9C-3 filed confidentially on March 30, 2001, pursuant to Rule 104. In addition, Exelon reports the following transactions:

Transaction       Serving Company       Receiving Company        Compensation
-----------       ---------------       -----------------        ------------
Fiber-optic       PECO                  Hyperion Telecomun-        $575,230
Equipment Lease                         ications

Communication     AT&T Wireless of      PECO                       $111,726
Services          Philadelphia, LLC

Other transactions may not have been reported, consistent with the terms of the Merger U-1 order granting Exelon until December 31, 2001 to fully implement its affiliate transaction procedures.


Part II. The System companies had no contracts to purchase services or goods during 2000 from any affiliated (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities, except as reported in Item 6.

Part III. The System company does not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services.


ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

a.)       Sithe Energies, Inc.
          335 Madison Avenue, 28th Fl.
          New York, New York  10017

          Sithe Energies, Inc. (Sithe) is an independent power generator in North America utilizing primarily fossil and hydro generation. The purchase involves approximately 10,000 megawatts (MW) of generation consisting of 3,800 MW of existing merchant generation, 2,500 MW under construction, and another 3,700 MW of generation in various stages of development, as well as Sithe's domestic marketing and development businesses. The generation assets are located primarily in Massachusetts and New York.

          Exelon owns 49.9% of Sithe and holds the option to purchase the remaining 50.1% interest in Sithe between December 2002 and December 2005 at a price based on prevailing market conditions.


          AmerGen Energy Company, L.L.C.
          200 Exelon Way,  Suite 345
          Kennett Square,  Pennsylvania  19348

          Exelon and British Energy, Inc., a wholly owned subsidiary of British Energy plc, formed AmerGen Energy Company, L.L.C. (AmerGen) to pursue opportunities to acquire and operate nuclear generating stations in the United States. Exelon owns a 50% equity interest in AmerGen. AmerGen owns and operates Clinton Nuclear Power Station, Three Mile Island Unit No. 1 Nuclear Generating Facility, and Oyster Creek Nuclear Generation Facility with an aggregate capacity of 2,378 MW.


b.) At December 31, 2000, Exelon's aggregate capital investment in all EWGs and FUCOs was approximately $748.0 million. Information on the capital investment in each EWG and FUCO is filed herewith confidentially on Form SE.

          Exelon Generation and British Energy have each agreed to provide up to $100 million to AmerGen at any time for operating expenses. Exelon anticipates that Exelon Generation's capital expenditures will be funded by internally generated funds, Exelon Generation borrowings or capital contributions from Exelon. Exelon Generation's borrowings may be initially guaranteed by Exelon as a result of Exelon Generation's lack of separate operational history.

c.) Exelon accounts for its investments in Sithe and AmerGen using the equity method of accounting whereby Sithe and AmerGen financial statements are not consolidated with the financial statements of Exelon.

          At December 31, 2000, the consolidated capitalization ratio of Exelon was: debt 66%, common equity 31%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

d.) As permitted by the Merger U-1, AmerGen receives services from ComEd and PECO including engineering, regulatory support, systems integration, accounting and general services. These services are performed at cost, pursuant to the Affiliate Interests Agreement in the case of ComEd and pursuant to the Mutual Services Agreement in the case of PECO, and it is expected that each company will provide AmerGen with approximately $300,000 in services annually. In addition, Exelon Generation Company LLC will provide AmerGen with similar services valued at approximately $49,900,000, at cost, pursuant to a contract being drafted.

Part II

          An organization chart showing the relationship of each EWG to other system companies is included as Exhibit H. (previously filed on Form
          SE)


Part III

As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs issued in connection with the Financing U-1, is $4,000.0 million. At December 31, 2000, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $748.0 million, and accordingly, at December 31, 2000, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $3,252.0 million.


ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

                              NOTES TO FINANCIAL STATEMENTS

Exelon Reference is made to "Notes to Consolidated Financial Statements" contained in the Exelon 2000 Annual Report to Shareholders, which information is incorporated by reference.

Previously filed confidentially on Form SE.

PEPCO

Filed confidentially herewith on Form SE.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless an asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which were previously filed. A double asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                           DESCRIPTION

A.        ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

          A.1 2000 Annual Report on Form 10-K for Exelon, ComEd and PECO, File Nos. 01-16169, 01-1839 and 01-01401, respectively.

          A.2   2000 Proxy Statement of Exelon Corporation. File No. 01-16169.

          A.3 Exelon Corporation Form 8-K filed March 16,2001 containing Exelon 2000 financial statements, footnotes and management's discussion and analysis.

B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

          The articles and bylaws of Exelon, ComEd, PECO, PEPCO and SECO are incorporated by reference to the following:

Exelon 10-K
Exhibit No.         Description
-----------         -----------


3-1 Articles of Incorporation of Exelon Corporation (Registration Statement No. 333-37082, Form S-4, Exhibit 3-1).

3-2                 Bylaws of Exelon Corporation (Registration Statement No.
                    333-37082, Form S-4, Exhibit 3-2).

3-3                 Amended and Restated Articles of Incorporation of PECO
                    Energy Company.

3-4 Bylaws of PECO Energy Company, adopted February 26, 1990 and amended January 26, 1998 (File No. 1-01401, 1997 Form 10-K,
                    Exhibit 3-2).

3-5 Restated Articles of Incorporation of Commonwealth Edison Company effective February 20, 1985, including Statements of Resolution Establishing Series, relating to the establishment of three new series of Commonwealth Edison Company preference stock known as the "$9.00 Cumulative Preference Stock," the "$6.875 Cumulative Preference Stock" and the "$2.425 Cumulative Preference Stock" (File No. 1-1839, 1994 Form 10-K, Exhibit 3-2).

3-6 Bylaws of Commonwealth Edison Company, effective September 2, 1998, as amended through October 20, 2000.

3-7 PECO Energy Power Company's Certificate of Organization and Charter, By-laws amended as of December 23, 1993, and amendment to Articles of Incorporation filed February 8, 1994, are incorporated herein by reference (1991 Form U5S and 1993 Form 10-K, File No. 1-1392).

3-8 Susquehanna Power Company's Certificate of Organization is incorporated herein by reference (1991 Form U5S, File No. 1-1392); By-laws amended December 23, 1993, and Charter amendment filed February 8, 1994 are incorporated herein by reference (1993 Form U5S, File No. 1-1392).


C. The indentures or other fundamental documents defining the rights of holders of funded debt listed below are incorporated by reference:

Exelon 10-K
Exhibit No.         Description
-----------         -----------

4-3 First and Refunding Mortgage dated May 1, 1923 between The Counties Gas and Electric Company (predecessor to PECO Energy Company) and Fidelity Trust Company, Trustee (First Union National Bank, successor), (Registration No. 2-2281, Exhibit B-1).

4-3-1 Supplemental Indentures to PECO Energy Company's First and Refunding Mortgage:

                    Dated as of File              Reference                             Exhibit No.
                    ----------------              ---------                             -----------
                    May 1, 1927                   2-2881                                B-1(c)
                    March 1, 1937                 2-2881                                B-1(g)
                    December 1, 1941              2-4863                                B-1(h)
                    November 1, 1944              2-5472                                B-1(i)
                    December 1, 1946              2-6821                                7-1(j)
                    September 1, 1957             2-13562                               2(b)-17
                    May 1, 1958                   2-14020                               2(b)-18
                    March 1, 1968                 2-34051                               2(b)-24
                    March 1, 1981                 2-72802                               4-46
                    March 1, 1981                 2-72802                               4-47
                    December 1, 1984              1-01401, 1984 Form 10-K               4-2(b)
                    April 1, 1991                 1-01401, 1991 Form 10-K               4(e)-76
                    December 1, 1991              1-01401, 1991 Form 10-K               4(e)-77
                    April 1, 1992                 1-01401, March 31, 1992               4(e)-79
                                                  Form 10-Q
                    June 1, 1992                  1-01401, June 30, 1992                4(e)-81
                                                  Form 10-Q
                    July 15, 1992                 1-01401, June 30, 1992                4(e)-83
                                                  Form 10-Q
                    September 1, 1992             1-01401, 1992 Form 10-K               4(e)-85
                    March 1, 1993                 1-01401, 1992 Form 10-K               4(e)-86
                    May 1, 1993                   1-01401, March 31, 1993               4(e)-88
                                                  Form 10-Q
                    May 1, 1993                   1-01401, March 31, 1993               4(e)-89
                                                  Form 10-Q
                    August 15, 1993               1-01401, Form 8-A dated               4(e)-92
                                                  August 19, 1993
                    November 1, 1993              1-01401, Form 8-A dated               4(e)-95
                                                  October 27, 1993
                    May 1, 1995                   1-01401, Form 8-K dated               4(e)-96
                                                  May 24, 1995

4-4 Mortgage of Commonwealth Edison Company to Illinois Merchants Trust Company, Trustee (Harris Trust and Savings Bank, as current successor Trustee), dated July 1, 1923, Supplemental Indenture thereto dated August 1, 1944, and amendments and supplements thereto dated, respectively, August 1, 1946, April 1, 1953, March 31, 1967, April 1,1967,
                    July 1, 1968, October 1, 1968, February 28, 1969, May 29,
                    1970, June 1, 1971, May 31, 1972, June 15, 1973, May 31,
                    1974, June 13, 1975, May 28, 1976, and June 3, 1977. (File
                    No. 2-60201, Form S-7, Exhibit 2-1).

4-5-1               Supplemental Indentures to aforementioned Commonwealth
                    Edison Mortgage.

                    Dated as of File              Reference                             Exhibit No.
                    ----------------              ---------                             -----------
                    May 17, 1978                  2-99665, Form S-3                     4-3
                    August 31, 1978               2-99665, Form S-3                     4-3
                    June 18, 1979                 2-99665, Form S-3                     4-3
                    June 20, 1980                 2-99665, Form S-3                     4-3
                    April 16, 1981                2-99665, Form S-3                     4-3
                    April 30, 1982                2-99665, Form S-3                     4-3
                    April 15, 1983                2-99665, Form S-3                     4-3
                    April 13, 1984                2-99665, Form S-3                     4-3
                    April 15, 1985                2-99665, Form S-3                     4-3
                    April 15, 1986                33-6879, Form S-3                     4-9
                    June 15, 1990                 33-38232, Form S-3                    4-12
                    June 1, 1991                  33-40018, Form S-3                    4-12
                    October 1, 1991               33-40018, Form S-3                    4-13
                    October 15, 1991              33-40018, Form S-3                    4-14
                    February 1, 1992              1-1839, 1991 Form 10-K                4-18
                    May 15, 1992                  33-48542, Form S-3                    4-14
                    July 15, 1992                 33-53766, Form S-3                    4-13
                    September 15, 1992            33-53766, Form S-3                    4-14
                    February 1, 1993              1-1839, 1992 Form 10-K                4-14
                    April 1, 1993                 33-64028, Form S-3                    4-12
                    April 15, 1993                33-64028, Form S-3                    4-13
                    June 15, 1993                 1-1839, Form 8-K dated                4-1
                                                  May 21, 1993
                    July 1, 1993                  1-1839, Form 8-K dated                4-2
                                                  May 21, 1993
                    July 15, 1993                 1-1839, Form 10-Q for                 4-1
                                                  quarter ended June
                                                  30, 1993.
                    January 15, 1994              1-1839, 1993 Form 10-K                4-15
                    December 1, 1994              1-1839, 1994 Form 10-K                4-16
                    June 1, 1996                  1-1839, 1996 Form 10-K                4-16


4-5-2 Instrument of Resignation, Appointment and Acceptance dated January 31, 1996, under the provisions of the Mortgage dated July 1, 1923, and Indentures Supplemental thereto (File No. 1-1839, 1995 Form 10-K, Exhibit 4-28).

4-5-3 Instrument dated as of January 31, 1996, for trustee under the Mortgage dated July 1, 1923 and Indentures Supplemental thereto (File No. 1-1839, 1995 Form 10-K, Exhibit 4-29).

4-6 Indentures of Commonwealth Edison Company to The First National Bank of Chicago, Trustee (Amalgamated Bank of Chicago, as current successor Trustee), dated April 1, 1949, October 1, 1949, October 1, 1950, October 1, 1954, January 1, 1958, January 1, 1959 and December 1, 1961 (File No. 1-1839, 1982 Form 10-K, Exhibit 4-20).

4-7 Indenture dated as of September 1, 1987 between Commonwealth Edison Company and Citibank, N.A., Trustee relating to Notes (File No. 1-1839, Form S-3, Exhibit 4-13).

4-7-1 Supplemental Indenture to Indenture dated September 1, 1987 dated July 14, 1989 (File No. 33-32929, Form S-3, Exhibit 4-16).

4-7-2 Supplemental Indenture to Indenture dated September 1, 1987, dated January 1, 1997 (File No. 1-1839, 1999 Form 10K,
                    Exhibit 4-21).

4-7-3 Supplemental Indenture to Indenture dated September 20, 1987, dated September 1, 2000.

D.        TAX ALLOCATION AGREEMENT PURSUANT TO RULE 45(c)

**  Exhibit D.

                              TAX SHARING AGREEMENT



         THIS AGREEMENT, dated as of the 1st day of January, 2001, by and between Exelon Corporation, a Pennsylvania corporation ("Parent"), Exelon Energy Delivery Company, LLC, a Delaware limited liability company, Exelon Ventures Company LLC, a Delaware limited liability company, Unicom Investment, Inc., an Illinois corporation, and Exelon Business Services Company, a Pennsylvania corporation (each a "Subsidiary" and together, the "Subsidiaries") and each of PECO Energy Company, Commonwealth Edison Company, Exelon Generation Company, LLC, Exelon Enterprises Company, LLC and the companies listed on Schedule A attached hereto (each a "Participant" and together, the "Participants").

                               W I T N E S S E T H

         WHEREAS, Parent is the common parent corporation of an affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code");

         Whereas, the Subsidiaries and the Participants are each members of that affiliated group or otherwise have taxable income included directly on the tax return of a member of the group (i.e. such Subsidiary or Participant is treated as a disregarded entity for tax purposes);

         WHEREAS, the members of the affiliated group anticipate filing a consolidated federal income tax return and combined, consolidated or unitary state income tax returns where required or where elections to so file have or will be made;

         WHEREAS, Parent, the Subsidiaries and the Participants wish to agree upon a fair and equitable method for determining the share of the group's consolidated federal income tax burdens and benefits properly attributable to each Subsidiary and its subsidiaries;

         WHEREAS, Parent, the Subsidiaries and the Participants wish to agree upon a fair and equitable method for determining the share of any state taxes to be borne by any members of the Parent Group who file state and local income tax returns (or other state returns) on a combined, unitary, consolidated or similar basis;

         WHEREAS, the Subsidiaries and the Participants may benefit on account of the tax attributes of other members of the Parent affiliated group, and such other members may benefit on account of the tax attributes of the Subsidiaries or the Participants, as a result of the filing of consolidated federal income tax returns or any combined, consolidated, unitary or similar state tax returns;

         WHEREAS, Parent, the Subsidiaries and the Participants desire to provide for payments by Parent and Subsidiaries to the other Subsidiaries as reimbursement for the utilization of such tax benefits; and

         WHEREAS, Parent, the Subsidiaries and the Participants desire to provide a mechanism for making further payments for the utilization of tax benefits that fairly reflect any subsequent adjustments to prior years' consolidated federal income tax returns or any combined, consolidated, unitary or similar state tax return , whether those adjustments are made while any such Subsidiary remains a member of the affiliated group (or similar state group) of corporations of which Parent (or any Subsidiary or Participant) is the common parent or are made after any such Subsidiary ceases to be a member of that group.

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements set forth below, the parties, intending to be legally bound, agree as follows:

Section One:  Definitions

         For purposes of this Agreement, the terms set forth below shall have the following meanings:

         (a) Parent Group: All corporations (whether or not presently in existence) included, from time to time, in the consolidated federal income tax return filed by Parent.

         (b) Subsidiary Group: Each Subsidiary of Parent and all corporations (whether or not presently in existence) that, at the pertinent time, would be entitled or required to join with such Subsidiary in filing consolidated federal income tax returns if such Subsidiary were a common parent corporation and were not a member of the Parent Group. For purposes of this Agreement, each first-tier Subsidiary of Parent (and its includible subsidiaries) will comprise a separate Subsidiary Group. Those corporations presently included in any Subsidiary Group are listed on Schedule 1, attached to this Agreement.

         (c) Truncated Group: All corporations included in the Parent Group except for the particular Subsidiary Group for which a determination is being made as to the amount of tax benefits and burdens to be allocated to such Subsidiary Group.

         (d) Parent Group Tax Liability: The consolidated federal income tax liability of the Parent Group for any taxable year for which the Parent Group files a consolidated federal income tax return.

         (e) Subsidiary Group Tax Liability: The federal income tax liability determined at the end of the taxable year, of a particular Subsidiary Group, computed as if the Subsidiary Group was not part of the Parent Group, but rather a separate affiliated group of corporations filing a consolidated federal income tax return pursuant to Section 1502 of the Code, except as otherwise provided in
Section 2(a) of this Agreement.

         (f) Truncated Group Tax Liability: The federal income tax liability determined at the end of the taxable year, of the Parent Group, computed as if the particular Subsidiary Group was not part of the Parent Group.

         (g) Member: The Parent and each of the Subsidiaries.

         (h) Estimated Subsidiary Group Tax Liability: The estimated year to date Subsidiary Group Tax Liability as of the due date for payments of estimated tax under Section 6655 of the Code (or any applicable state tax provision) calculated consistently with the provisions of Section 2 of this Agreement.

         (i) Estimated  Subsidiary Group Tax Payment: The net difference between
(i) the Estimated Subsidiary Group Tax Liability and (ii) the net amount of payments made to or by a Subsidiary Group with respect to estimated taxes during the applicable taxable year.

         (j) Parent Tax Benefit: The amount by which the difference between the aggregate amounts payable by the Subsidiaries to Parent pursuant to Section 3(b) exceeds the sum of (i) the aggregate amounts payable by Parent to all Subsidiaries pursuant to Section 3(c) and (ii) the Parent Group Tax Liability.

         (k) Parent State Tax Benefit: The amount by which the difference between the aggregate amounts payable by the Subsidiaries to Parent pursuant to this Agreement for any state and local tax obligations exceeds the sum of (i) the aggregate amounts payable by Parent to all Subsidiaries pursuant to this Agreement for state and local tax obligations and (ii) the Parent Group's aggregate state and local tax liability.

Section Two:  Calculation of Subsidiary Group and Truncated Group Tax Liability

         (a) Subsidiary Group Tax Liability: The annual computation of any Subsidiary Group Tax Liability shall be determined for purposes of this Agreement in accordance with the following principles:

                           1. The income, deductions, credits, carryovers, and other tax attributes of the Subsidiary Group shall be determined in accordance with all elections actually made (or deemed made by operation of law) by each member of the Subsidiary Group for purposes of computing the Parent Group Tax Liability.

                           2. If any transaction between any member of the Subsidiary Group and any member of the Truncated Group constitutes an intercompany transaction (as that term is defined in Section 1.1502-13 of the Treasury Regulations) between members of the Parent Group, then that member of the Subsidiary Group (or any other member of the Subsidiary Group that inherits any portion of the deferred gain or loss of that corporation pursuant to Section 1.1502-13(c)(1) or Section 1.1502-13(c)(6) of the Treasury Regulations) shall take into account the tax attributes associated with the transaction at the time and in the manner it takes those tax attributes into account for purposes of the Parent Group's consolidated tax return.

                           3. Any carryover ordinary or capital losses or credits of the Subsidiary Group shall be taken into consideration when computing the Subsidiary Group Tax Liability unless (i) such carryover losses or credits were absorbed in computing the Parent Group Tax

         Liability for any or all previous tax years and (ii) the Parent compensated such Subsidiary Group for the use of such losses or credits in accordance with the principles set forth in Section 3 of this Agreement.

                           4. The Subsidiary Group Tax Liability shall be computed on a basis consistent with the calculation of the Parent Group Tax Liability (i.e., if the Parent Group Tax Liability does not reflect a liability for the Alternative Minimum Tax, the Subsidiary Group shall compute its tax liability without regard to the Alternative Minimum Tax; similarly, if the Parent Group Tax Liability reflects a liability for the Alternative Minimum Tax, the Subsidiary Group shall compute its tax liability with regard to the Alternative Minimum Tax).

                           5. In the event that more than one Subsidiary Group generates losses or credits in any tax year and the Parent Group does not utilize the aggregate amount of such losses or credits to reduce the Parent Group Tax Liability, such unutilized losses or credits will be allocated to those companies contributing to the aggregate losses or credits on a proportionate basis.

         (b) Truncated Group Tax Liability: The annual computation of the Truncated Group Tax Liability shall be determined for purposes of this Agreement in accordance with the following principles:

                           1. The income, deductions, credits, carryovers, and other tax attributes of the Truncated Group shall be determined in accordance with all elections actually made (or deemed made by operation of law) by each member of the Truncated Group for purposes of computing the Parent Group Tax Liability.

                           2. If any transaction between any member of the Subsidiary Group and any member of the Truncated Group constitutes an intercompany transaction (as that term is defined in Section 1.1502-13 of the Treasury Regulations) between members of the Parent Group, then that member of the Truncated Group (or any other member of the Truncated Group that inherits any portion of the deferred gain or loss of that corporation pursuant to Section 1.1502-13(c)(1) or Section 1.1502-13(c)(6) of the Treasury Regulations) shall take into account the tax attributes associated with the transaction at the time and in the manner it takes those tax attributes into account for purposes of the Parent Group's consolidated tax return.

                           3. Any carryover ordinary or capital losses or credits of a member of the Truncated Group shall be taken into consideration when computing the Truncated Group Tax Liability unless
         (i) such carryover losses or credits were absorbed in computing the Parent Group Tax Liability for any or all previous tax years and (ii) the Parent compensated such member of the Truncated Group for the use of such losses or credits in accordance with the principles set forth in Section 3 of this Agreement.

                           4. The Truncated Group Tax Liability shall be computed on a basis consistent with the calculation of the Parent Group Tax Liability (i.e., if the Parent Group Tax Liability does not reflect a liability for the Alternative Minimum Tax, the Truncated Group shall compute its tax liability without regard to the Alternative Minimum
         Tax).

                           5. In the event that more than one Subsidiary Group generates losses or credits in any tax year and the Parent Group does not utilize the aggregate amount of such losses or credits to reduce the Parent Group Tax Liability, such unutilized losses or credits will be allocated to those companies contributing to the aggregate losses or credits on a proportionate basis and for purposes of computing the Truncated Group Tax Liability, the proportionate share of such credits, unutilized losses or any unabsorbed losses shall be added back to the
         Truncated Group's taxable income for purposes of computing the Truncated Group Tax Liability.

Section Three: Payments With Respect to Tax Benefits and Burdens

                  (a) If a consolidated federal income tax return is filed by the Parent Group for a taxable year, and if that return evidences a liability for federal income taxes for such year, the total liability as shown on such return shall be payable in full by Parent.

                  (b) For any taxable year during which income, loss, or credit against federal income tax of any Subsidiary or any other member of any Subsidiary Group is includible in computing the Parent Group Tax Liability, such Subsidiary shall pay to Parent an amount equal to such Subsidiary Group Tax Liability, if any. This amount shall be paid before thirty days following the earlier of (i) the date on which the Parent Group's consolidated federal income tax return is filed or (ii) the date, following the close of such taxable year, on which Parent notifies a Subsidiary of Parent's final determination of the Subsidiary Group Tax Liability.

                  (c) For any taxable year during which income, loss, or credit against federal income tax of Subsidiary or any other member of a Subsidiary Group is includible in computing the Parent Group Tax Liability, Parent shall pay to such Subsidiary an amount equal to the excess, if any, of the Truncated Group Tax Liability for the taxable year over the Parent Group Tax Liability for the taxable year. This payment shall be made within thirty days after the Parent Group's consolidated return for a taxable year is filed. In the event that multiple Subsidiary Groups losses are includible in computing the Parent Group Tax Liability, such payment shall be made to each individual Subsidiary Group on a proportionate basis.

                  (d) Parent Tax Benefit: Notwithstanding any other provision of this Agreement, to the extent that there is a Parent Tax Benefit the Parent shall pay the amount of such Parent Tax Benefit to those Subsidiary Groups who have Subsidiary Group Tax Liabilities. Any such payment to the Subsidiary Groups shall be allocated among the separate Subsidiary Groups in proportion to the amount of the Subsidiary Groups separate Subsidiary Group Tax Liabilities.

                  (e) Estimated Tax Payments: For purposes of computing estimated tax payments, the provisions set forth in Section 2 shall be applied on each due date for payments of any estimated tax under Section 6655 of the Code (or any applicable state or local tax provision) to compute the Estimated Subsidiary Group Tax Liability and the Estimated Subsidiary Group Tax Payment for each Subsidiary Group. If the Estimated Subsidiary Group Tax Payment results in a payment due to the Parent, (i.e., the Estimated Subsidiary Group Tax Liability exceeds the net amount of payments previously made by or to such Subsidiary Group), such Subsidiary Group shall remit such amount to the Parent within fifteen days of the due date for payments of estimated tax under Section 6655 of the Code (or any applicable state or local tax provision). If the Estimated Subsidiary Group Tax Payment results in a payment due to a Subsidiary Group (i.e., the Estimated Subsidiary Group Tax Liability is less than the net amount of payments previously made by or to such Subsidiary Group), Parent shall remit such payment to such Subsidiary Group within fifteen days after the due date for payments of estimated tax under Section 6655 of the Code (or any applicable state tax provision). Any estimated tax payments made by a Subsidiary to Parent under this Section 3(d) for any taxable year shall be applied to reduce the amount, if any, owing by such Subsidiary to Parent under Section 3(b) for that year. If the sum of the payments made by a Subsidiary under this
Section 3(d) for any taxable year exceeds the amount owing by such Subsidiary to Parent under Section 3(b) for that taxable year, Parent shall repay the excess to Subsidiary within thirty days after the Parent Group's consolidated federal income return for that year is filed. The same rules shall apply with respect to estimated tax payments for state and local income taxes for which the Parent Group or any member of the Parent Group files income tax returns on a combined, unitary, consolidated or similar basis, taking into account the provisions of
Section 10 of this Agreement with respect to determining any Subsidiary Group State Tax Liability for the applicable period.

Section Four:  Carrybacks

                  (a) In the event that the Parent Group incurs a consolidated net operating loss (as that term is defined in Section 1.1502-21(f) of the Treasury Regulations) or a credit against federal income tax for any taxable year and that consolidated net operating loss or tax credit is carried back to and absorbed in a prior taxable year of Parent or any member of the Parent Group, then the Parent Group Tax Liability, the Subsidiary Group(s) Tax Liability, and the Truncated Group Tax Liability for the prior taxable year shall be recomputed accordingly, and the amount of the liabilities determined under Section 2 of this Agreement shall be adjusted to conform to those recomputations.

                  (b) Parent shall be responsible for carrying out any recomputations required by Section 4(a) and shall promptly send each Subsidiary notification of any conforming adjustment of affected liabilities under Section Two of this Agreement. Within 10 days following the mailing of that notice, each Subsidiary shall pay Parent or Parent shall pay such Subsidiary, as the case may be, the amount of any payment due in accordance with Section Three of this Agreement resulting from any recomputations done in accordance with Section 4(a), as reflected in the notice.

                  (c) This Agreement shall have no application to the carryback of a net operating loss or credit from a separate return year (within the meaning of Section 1.1502-1(e) of the Treasury Regulations) of a Subsidiary or another affiliated group of which a Subsidiary is a member, as the case may be, to any taxable year of the Parent Group.

Section Five: Adjustments

         (a) Adjustments To Tax Liability For Tax Years Ending Before

                  Effective Date: If a taxing authority adjusts the state or federal tax of any member of the Parent Group for a tax period that ended prior to the effective date of this Agreement, such adjustment shall be allocated in the following manner:

                           1. The Vice President of Taxes of Parent shall first determine whether such adjustment relates to either (i) a member of the former affiliated group of corporations for which PECO was the common parent (the "PECO Group") or (ii) a member of the former affiliated group of corporations for which Unicom was the common parent (the "Unicom Group").

                           2. If the adjustment relates to a member of the Unicom Group, such adjustment shall be allocated in accordance with any tax sharing agreement among the members of the Unicom Group effective for the taxable year of the adjustment.

                           3. If the audit adjustment relates to a member of the former PECO Group, such adjustment shall be borne by PECO to the extent provided in any document referred to in Section 5(a)(5) of this Agreement and, notwithstanding any other provision of this document with the exception of Section 5(a)(5), shall not be allocated to any current or former member of the PECO group.

                           4. Provided further however, that the Vice President of Taxes of Parent shall be responsible for determining the line(s) of business any such adjustment relates to. If the adjustment is directly related to a line of business not currently conducted by the entity for which such tax would be allocated under Section 5(a)(2) or 5(a)(3) above (i.e. the generation business), then the adjustment shall be allocated (except as provided in Section 5 (a)(3) of this Agreement) to the entity currently conducting such line of business and such line of business shall be responsible for paying the tax due as a result of such increase in state or federal tax liability.

                           5. Provided further however, if any provision of this Agreement is contrary to a provision (a) in any of the following documents: (i) Plan of Division dividing PECO Energy Company into PECO Energy Company and Exelon Business Services Company; (ii) Assignment and Assumption Agreement by and between PECO Energy Company and Exelon Generation Company, LLC dated January 1, 2001; (iii) Assignment and Assumption Agreement by and between PECO Energy Company and Exelon Enterprises Company, LLC dated January 1, 2001; and (iv) Assignment and Assumption Agreement by and between PECO Energy Company and Exelon Business Services Company dated January 1, 2001 and (v) Contribution Agreement between Commonwealth Edison Company and ComEd Generation

         Company LLC dated January 1, 2001 (collectively the "Contribution Agreements"), or (b) of Section 13(c) of this Agreement, then the provisions in the respective Contribution Agreement or of Section 13(c) shall control, respectively. In the event the provisions of any of the Contribution Agreements conflicts with any provision of Section 13(c), the provisions of Section 13(c) shall control.

         (a) Changes to Tax Liability for Prior Tax Years After  Effective Date:
If the Parent Group Tax Liability for a taxable year is changed for any reason other than the carryback of a net operating loss or credit governed by Section 4 of this Agreement (including, but not limited to, the filing of an amended return, a claim for refund, or an examination by the Internal Revenue Service), and the allocation of such adjustment is not governed by the provisions of
Section 5(a), then the Subsidiary Group(s) Tax Liability and the Truncated Group Tax Liability for such taxable year shall be recomputed accordingly to the terms of this Agreement, and the amount of the liabilities determined under Section 2 of this Agreement shall be adjusted to conform to those recomputations.

         (b) Whenever any payment is due on account of a recomputation pursuant to Section 5(b), an additional liability (referred to in this Agreement as "Associated Interest") shall be determined to reflect the interest cost or benefit associated with that recomputation and consequent adjustment to liabilities under Section Two of this Agreement. The liability for Associated Interest shall be computed by applying the applicable rates of interest under the rules prescribed by the Code and Treasury Regulations for the periods in question to the adjusted liabilities under Section Two of the Agreement. The applicable rates of interest shall be determined as follows:

                           1. In the case of an  increase in an amount due under
         Section 3(b) or a decrease in an amount due under Section 3(c), the applicable rate shall be: (i) the rate (or rates) charged by the Internal Revenue Service with respect to underpayments of income tax, to the extent that the recomputation of the Subsidiary Group(s) Tax Liability for the taxable year of the adjustment served to create or increase an actual Parent Group Tax Liability for the taxable year; provided however that such rate shall not be the "large corporation" underpayment rate unless the Parent Group is subject to such rate, and
         (ii) the rate paid by the Internal Revenue Service on overpayments of income tax, to the extent that the recomputation of the Subsidiary Group Tax Liability served to reduce or eliminate a refund that the Parent Group would have been entitled to receive if the Parent Group had consisted only of the members of the Truncated Group in the taxable year for which the adjustment is made.

                           2. In the case of a  decrease  in an amount due under
         Section 3(b) or an increase in an amount due under Section 3(c), the applicable rate shall be the rate (or rates) paid by the Internal Revenue Service with respect to overpayments of income tax.

         (c) Parent shall be responsible for carrying out any recomputations required by Section 5(b) of this Agreement and for the computation of Associated Interest required by Section 5(c) of this Agreement and shall promptly send each Subsidiary written notification of both. Within 10 days following the receipt of that notice, Subsidiary shall pay Parent or Parent shall pay Subsidiary, as the case may be, the amount of any increased liabilities under Section 2 of the Agreement and any Associated Interest computed under Section 5(c) of this Agreement, as reflected in the notice.

         (d) The provisions of this Section 5, together with those provisions of
Section 3 that may be invoked under this Section 5 from time to time, shall remain in effect notwithstanding that a Subsidiary may have ceased to be a member of the affiliated group of corporations of which Parent is the common parent.

Section Six:  Interest

                  If any payment required to be made pursuant to Section 3, 4 or 5 of this Agreement is not made within the time periods specified in those Sections, the delinquent payment shall bear interest from its due date until the date of actual payment at the rate (or rates) charged by the Internal Revenue Service on underpayments of tax for the periods in question.

Section Seven:  Tax Sharing Agreement Among Members of a Subsidiary Group

                  (a) Upon completion of (i) the calculation of the Parent Group Tax Liability, each Subsidiary Group Tax Liability and the Truncated Group Tax Liability and (ii) the payments between the Parent and any or all of the Subsidiaries in accordance with the provisions of Section 3, each Subsidiary Group shall then repeat the procedures set forth in Section 2 for the purposes of determining the amount of tax benefits and burdens to be allocated among the individual members of a particular Subsidiary Group. Payments among the members of the Subsidiary Group shall be in accordance with the provisions in Section 3. For purposes of this computation, each Subsidiary shall be deemed to be the parent of its respective affiliated group and each second tier subsidiary and its subsidiaries shall comprise a separate Subsidiary Group. Each Subsidiary Group shall repeat this process until there are no additional corporations within the Subsidiary Group which could comprise an affiliated group. Provided however, that no allocations of tax benefits and burdens among members of any Subsidiary Group (including any second-tier or lower Subsidiary Group) need be made in accordance with this Section 7 if such Subsidiary Group enters into a separate tax allocation agreement among all of the members of such Subsidiary Group which is in compliance with the Public Utility Holding Company Act of 1935 ("PUHCA"). Unless expressly provided in this Section 7(a), for purposes of allocating the amount of tax benefits and burdens among the members of a particular Subsidiary Group, all provisions of this tax sharing agreement shall be applicable.

                  (b) Solely for purposes of computing their portion of the Parent Group Tax Liability in accordance with this Section 7 of the Agreement, Exelon Energy Delivery, Exelon Generation Company LLC, and Exelon Enterprises Company and any other entity which is treated as a disregarded entity under Treasury Regulation Section 301.7701-3, shall be treated as if they had made an election to be taxed as a corporation pursuant to Treasury Regulation Section 301.7701-2(b) and shall be considered a Participant for purposes of this Agreement. In addition, all entities properly treated as corporations for purposes of Section 7701(a)(3) of the Code shall be treated as corporations for purposes of this Agreement.

Section Eight:  Responsibility for Tax Calculations and Disputes

                  The tax department of Parent shall be responsible for preparing all calculations required under this Agreement. The Vice President of Taxes and General Tax Officer of Exelon shall review and approve each calculation prepared by the tax department, and shall be responsible for resolving any disputes regarding such calculations.

                  All disputes regarding application of the procedures set forth in this Agreement shall be resolved by the Vice President of Taxes and General Tax Officer of Parent in conjunction with such other members of Parent as he (or she) shall deem necessary or appropriate.

Section Nine:  Effective Date

                  This Agreement shall be effective for taxable years of the Parent Group beginning after 2000.

Section Ten:  State Taxes

                  State and local income taxes (and other taxes) shall be borne by the entity (including entities that are "disregarded entities" for federal income tax purposes or to the entity that is currently conducting such line of business) that incurs such taxes. For those state and local jurisdictions in which the Parent Group or any member of the Parent Group files income tax returns on a combined, unitary, consolidated or similar basis, (a) the total liability shown on such return shall be paid in full by Parent or such member of the Parent Group and (b) each member of the Parent Group with nexus in the state shall pay the Parent or member of the Parent Group filing such return an amount equal to the tax which such Subsidiary Group would have incurred had such Subsidiary Group not been a member of the combined, unitary or consolidated group filing such return ("Subsidiary Group State Tax Liability"). In the event that there is a Parent State Tax Benefit with respect to any such state tax, the Parent shall pay the amount of such Parent State Tax Benefit to those Subsidiary Groups who have a Subsidiary Group State Tax Liability. Any such payment of the Parent State Tax Benefit to the Subsidiary Groups shall be allocated among the separate Subsidiary Groups in proportion to the amount of the Subsidiary Groups separate Subsidiary Group State Tax Liabilities.

Section Eleven:  Penalties & Interest

         (a) Any Penalties incurred by the Parent Group relating to filing its consolidated return shall be specifically assigned to the member(s) of the Parent Group to whom such penalty is directly attributable (and shall become part of the Subsidiary Group Tax Liability for any Subsidiary Group which includes that member(s)), provided however, that penalties shall not be specifically assigned to any particular member or Subsidiary Group if the imposition of such penalty is not directly attributable to the acts, errors, or omissions of the member. Penalties not specifically assigned pursuant to the previous sentence shall be allocated among the Members on a pro rata basis in accordance with their separate tax liabilities. For this purpose, the Parent's separate tax liability shall be equal to the difference between the Parent Group Tax Liability and the aggregate of all Subsidiary Group Tax Liabilities.

         (b) Any interest incurred by the Parent Group related to filing its consolidated return shall be specifically allocated to the member(s) of the Parent Group to whom such interest is directly attributable (and shall become part of the Subsidiary Group Tax Liability for any Subsidiary Group which includes that member(s), provided however, that interest shall not be specifically allocated to any particular member or Subsidiary Group if the imposition of such interest is not directly attributable to the acts, errors, or omissions of the member. Interest not specifically allocated pursuant to the previous sentence shall be allocated among the Members on a pro rata basis in accordance with their separate tax liabilities. For this purpose, the Parent's separate tax liability shall be equal to the difference between the Parent Group Tax Liability and the aggregate of all Subsidiary Group Tax Liabilities.

Section Twelve:  Members Leaving Group

         (a) In the event that any member of the Parent Group at any time leaves the Parent Group and, under any applicable statutory provision or regulation, that member is assigned and is deemed to take with it all or a portion of any of the tax attributes (including, but not limited to, NOLs, or credit carryforwards, of the Parent Group), then, to the extent the amounts of the attributes so taken differs from the amounts of such attributes previously allocated to such member under this agreement, the leaving member shall appropriately settle with the Parent Group. Such settlement shall consist of payment on a dollar for dollar basis for all differences in credits and, in the case of NOL carryforward differences, in an amount computed by reference to the highest marginal corporate tax rate in the year in which the member leaves the Parent Group. The settlement amounts shall be allocated among the remaining members of the Parent Group in proportion to the relative level of attributes possessed by each member and the attributes of each member shall be adjusted accordingly.

Section Thirteen:  Changes in Parties

         (a) New direct or indirect subsidiaries, affiliates and associates of Parent, which may come into existence after the effective date of this Agreement, may become additional "Subsidiaries" or "Participants," as the case may be, and subject to this Agreement. In addition, entities which are, as of the effective date of this Agreement, direct or indirect subsidiaries, affiliates and associates of Parent, may thereafter leave the holding company system, in which case they will no longer be subject to this Agreement for tax years after their departure, except for the obligations in Section 12 hereof.

         (b) The addition of a new direct or indirect subsidiary, affiliate or associate company is intended to be evidenced by the signing of a written joinder to this Agreement but, notwithstanding the failure of a new subsidiary, affiliate or associate company to sign a written joinder, the new subsidiary, affiliate or associate company shall be conclusively deemed to have accepted and agreed to the terms of this Agreement by reason of its inclusion in Parent's consolidated Federal income tax return and/or any state and local income tax returns filed on a combined, unitary, consolidated or similar basis with other members of the Parent group.

Section Fourteen:  Miscellaneous Provisions

         (a) This Agreement contains the entire understanding of the parties with respect to the subject matter of this Agreement, except that nothing contained in this Agreement shall be construed to prevent Parent from entering into tax benefit compensation agreements with members of the Parent Group that are not also members of a Subsidiary Group or to prevent a Subsidiary from entering into similar agreements with members of a Subsidiary Group in each case, provided such agreements are in compliance with PUHCA. No alteration, amendment, or modification of any of the terms of this Agreement shall be valid unless made by an instrument signed in writing by an authorized officer of each party.

         (b) This Agreement has been made in and shall be construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania from time to time in effect.

         (c) Notwithstanding any provision of this Agreement to the contrary, income tax shall be allocated among the parties in a manner consistent with Rule 45(c)(2)(ii) of PUHCA. Under no circumstances shall the amount of tax liability allocated to a Member under this Agreement exceed its tax liability computed on a separate company basis.

         (d) This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         (e) All notices and other communications hereunder shall be deemed to have been duly given if delivered by hand or mailed by certified or registered mail, postage prepaid:

                 (i)      if to Parent:
                          10 S. Dearborn Street
                          Chicago, Illinois 60603

                 (ii)     if to PECO Energy Company:
                          2301 Market Street
                          Philadelphia, Pennsylvania 19103

                 (iii)    if to Exelon Ventures Company, LLC:
                          10 S. Dearborn Street
                          Chicago, Illinois 60603

                 (iv)     if to Exelon Energy Delivery Company, LLC:
                          10 S. Dearborn Street
                          Chicago, Illinois 60603

                 (v)      if to Commonwealth Edison Company:
                          10 S. Dearborn Street
                          Chicago, Illinois 60603

                 (vi)     if to Unicom Investment, Inc.:
                          10 S. Dearborn Street
                          Chicago, Illinois 60603

                 (vii)    if to Exelon Business Services Company:
                          10 S. Dearborn Street
                          Chicago, Illinois 60603

                 (viii)   if to Exelon Generation Company, LLC:
                          300 Exelon Way
                          Kennett Square, Pennsylvania 19348

                 (ix)     if to Exelon Enterprises Company, LLC:
                          10 S. Dearborn Street
                          Chicago, Illinois 60603

                 (x) if to any other Participant, to the address listed for such Participant on Schedule A.

         (f) The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part of the Agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be affixed hereto, all as of the date and year first above written.

                                                     Exelon Corporation


                                                     By:
                                                        --------------------------------------------------
                                                          Ruth Ann Gillis
                                                          Senior Vice President and
                                                          Chief Financial Officer

                                                     Exelon Business Services Company


                                                     By:
                                                        --------------------------------------------------
                                                          J. Barry Mitchell
                                                          Senior Vice President, Treasurer



                                       13


                                                     Exelon Energy Delivery Company, LLC


                                                     By:
                                                        --------------------------------------------------
                                                          Thomas P. Hill
                                                          Vice President, Finance and
                                                          Chief Financial Officer

                                                     PECO Energy Company


                                                     By:
                                                        --------------------------------------------------
                                                          Frank Frankowski
                                                          Vice President, Treasurer and
                                                          Chief Financial Officer

                                                     Exelon Ventures Company, LLC


                                                     By:
                                                        --------------------------------------------------
                                                          J. Barry Mitchell
                                                          Senior Vice President, Treasurer


                                                     Unicom Investment, Inc.


                                                     By:
                                                        --------------------------------------------------
                                                          Patricia L. Kampling
                                                          Treasurer

                                                     Commonwealth Edison Company


                                                     By:
                                                        --------------------------------------------------
                                                          J. Barry Mitchell
                                                          Senior Vice President, Treasurer

                                                     Aconite Corporation


                                                     By:
                                                        --------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary



                                       14


                                                     Adwin Equipment Company


                                                     By:
                                                        --------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Adwin Realty Company


                                                     By:
                                                        --------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     AllEnergy Gas & Electric Marketing Company, LLC


                                                     By:
                                                        --------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Amergen Energy Company, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd. D. Cutler
                                                          Assistant Secretary

                                                     AmerGen Vermont, LLC


                                                     By
                                                        --------------------------------------------------
                                                          Todd. D. Cutler
                                                          Assistant Secretary

                                                     ATNP Finance Company


                                                     By:
                                                        --------------------------------------------------
                                                          Todd. D. Cutler
                                                          Assistant Secretary




                                       15


                                                     Cenesco Company, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd. D. Cutler
                                                          Assistant Secretary

                                                     Chowns Communications, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     ComEd Funding, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Commonwealth Edison Company of Indiana, Inc.

                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Commonwealth Research Corporation


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Dacon Corporation


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary



                                       16



                                                     Dashiell Corporation


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Dashiell Holdings Corp.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Edison Development Company


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     EEI Telecommunications, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     EEI Telecommunications
                                                     Holdings, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     EIS Engineering


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary




                                       17


                                                     EIS Investments, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Electric Services, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Energy Trading Company


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     ETT Arizona, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     ETT Boston, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     ETT Houston, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary




                                       18


                                                     ETT National Power, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     ETT Nevada, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     ETT North America, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Exelon Allowance Management Company, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                    Exelon Capital Partners, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Communications Holdings, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary




                                       19


                                                     Exelon Communications Company, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Energy Ohio, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Exelon Enterprises Company, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Enterprises Investments, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Enterprises Management, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon (Fossil) Holdings, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary




                                       20


                                                     Exelon Generation Company, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Generation Finance Company


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Peaker Development General, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Peaker Development Limited, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Power Holdings, LP


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Exelon Services, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary




                                       21


                                                     Exelon Thermal Development, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Exelon Thermal Holdings, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Exelon Thermal Technologies, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     ExTel CORPORATION, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     ExTex La Porte Limited Partnership


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Fischbach and Moore Electric, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary




                                       22


                                                     Fischbach and Moore, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Fischbach and Moore Electrical Contracting, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Gas Distribution Contractors, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Horizon Energy Company


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Infrasource Corporate Services


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Infrasource, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary



                                       23


                                                     Infrasource Integrated Services, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     International Communications Services, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     M.J. Electric, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Mechanical Specialties Incorporated


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Michigan Trenching Service, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Mid-Atlantic Pipeliners, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary




                                       24


                                                     MRM Technical Group, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Mueller Distribution Contractors, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Mueller Energy Services, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Mueller Pipeliners, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     NEWCOTRA, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Northwind Chicago, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary




                                       25


                                                     Northwind Midway, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Northwind Thermal Technologies, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     OSP Consultants, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     OSP Telecom, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     OSP, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     P.A.C.E. Environmental, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary




                                       26


                                                     P.A.C.E. Field Service, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     PEC Financial Services, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     PECO Energy Capital Corp.


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     PECO Energy Power Company


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     PECO Energy Transaction Trust


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Penesco Company, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary




                                       27


                                                     PHT Holdings, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Port City Power, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Rand-Bright Corporation


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     RJE Telecom, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Scherer Holding 1, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Scherer Holding 2, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary




                                       28


                                                     Scherer Holding 3, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Spruce Holdings G.P. 2000, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Spruce Holdings L.P. 2000, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     SUnesys of Virginia, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Assistant Secretary

                                                     SUNESYS, INC.

                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Assistant Secretary

                                                     Susquehanna Electric Company


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary

                                                     Susquehanna Power Company


                                                     By:
                                                         -------------------------------------------------
                                                          Todd D. Cutler
                                                          Assistant Secretary





                                       29

                                                     Syracuse Merit Electric, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     T.H. Green Electric Company, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Texas Ohio Gas, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     The Properties of the Susquehanna Canal


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Trinity Industries, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     Unicom Power Holdings, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary



                                       30


                                                     Unicom Power Marketing, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Unicom Resources, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Utility Locate & Mapping Services, Inc.


                                                      By:
                                                          ---------------------------------------
                                                          Harvey B. Dikter
                                                          Secretary

                                                     UTT Nevada, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     VSI Group, Inc.


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary

                                                     Wansley Holdings 1, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary



                                       31


                                                     Wansley Holdings 2, LLC


                                                     By:
                                                         -------------------------------------------------
                                                          Scott N. Peters
                                                          Assistant Secretary



                                   SCHEDULE A

Aconite Corporation                                     Dacon Corporation
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

Adwin Equipment Company                                 Dashiell Corporation
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

Adwin Realty Company                                    Dashiell Holdings Corp.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

AllEnergy Gas & Electric Marketing Company, LLC         Edison Development Company
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

AmerGen Vermont, LLC                                    EEI Telecommunications, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

ATNP Finance Company                                    EEI Telecommunications Holdings, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

Cenesco Company, LLC                                    EIS Engineering, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

Chowns Communications, Inc.                             EIS Investments, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

ComEd Funding, LLC                                      Electric Services, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

Commonwealth Edison Company of Indiana, Inc.            Energy Trading Company
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

Commonwealth Research Corporation                       ETT Arizona, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60604                                 Chicago, Illinois 60603

ETT Boston, Inc.                                        Exelon Energy Ohio, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603




ETT Houston, Inc.                                       Exelon Enterprises Investments, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

ETT National Power, Inc.                                Exelon Enterprises Management, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

ETT Nevada, Inc.                                        Exelon (Fossil) Holdings, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

ETT North America, Inc.                                 Exelon Generation Finance Company
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Allowance Management Company, LLC                Exelon Generation Company International, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Capital Partners, Inc.                           Exelon Peaker Development General, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Communications Holdings, LLC                     Exelon Peaker Development Limited, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Communications Company, LLC                      Horizon Energy Company
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Energy Company                                   Infrasource, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Power Holdings, L.P.                             Infrasource Integrated Services, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Services, Inc.                                   Infrasource Corporate Services
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603


Exelon Thermal Development, Inc.
10 S. Dearborn Street
Chicago, Illinois 60603







Exelon Thermal Holdings, Inc.                           International Communications Services, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Exelon Thermal Technologies, Inc.                       M.J. Electric, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

ExTel Corporation, LLC                                  Mechanical Specialties Incorporated
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

ExTex La Porte Limited Partnership                      Michigan Trenching Service, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Fischbach and Moore Electric, Inc.                      Mid-Atlantic Pipeliners, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Fischbach and Moore Electrical Contracting, Inc.        MRM Technical Group, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Fischbach and Moore, Inc.                               Mueller Distribution Contractors, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Mueller Pipeliners, Inc.                                PECO Energy Capital Corp.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

NEWCOTRA, Inc.                                          PECO Energy Power Company
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Northwind Chicago, LLC                                  PECO Energy Transaction Trust
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Northwind Midway LLC
10 S. Dearborn Street
Chicago, Illinois 60603






Northwind Termal Technologies, Inc.                     Penesco Company, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

OSP Consultants, Inc.                                   PHT Holdings, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

OSP Telecom, Inc.                                       Port City Power, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

OSP, Inc.                                               Rand-Bright Corporation
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

P.A.C.E. Environmental, LLC                             RJE Telecom, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

P.A.C.E. Field Service, LLC                             Scherer Holding 1, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

PEC Financial Services LLC                              Scherer Holding 2, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Scherer Holding 3, LLC                                  Unicom Power Holdings, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Spruce Holdings G.P. 2000, LLC                          Unicom Power Marketing, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Spruce Holdings L.P. 2000, LLC                          Unicom Resources, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Sunesys of Virginia, Inc.                               Utility Locate & Mapping Services, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Susquehanna Electric Company                            UTT Nevada, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Susquehanna Power Company                               VSI Group, Inc.
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603






T.H. Green Electric Company, Inc.                       Wansley Holdings 1, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

Texas Ohio Gas, Inc.                                    Wansley Holdings 2, LLC
10 S. Dearborn Street                                   10 S. Dearborn Street
Chicago, Illinois 60603                                 Chicago, Illinois 60603

The Properties of the Susquehanna Canal
10 S. Dearborn Street
Chicago, Illinois 60603

Trinity Industries, Inc.
10 S. Dearborn Street
Chicago, Illinois 60603

E.        None

F.        SCHEDULES SUPPORTING ITEMS OF THE REPORT.

          *F.1 The consent of the independent accountants as to their opinion on Exelon's consolidated financial statements and the footnotes is included in Exhibit F.1.

Exhibit F.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Exelon Corporation for the year ended December 31, 2000 filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated January 30,2001 relating to the consolidated financial statements of Exelon Corporation which are incorporated by reference in their Annual Report on Form 10-K for the year ended December 31, 2000 and our reports dated January 30, 2001 relating to the consolidated financial statements of Commonwealth Edison Company and PECO Energy Company which are included in their Annual Reports on Form 10-K for the year ended December 31, 2000.




PricewaterhouseCoopers
Chicago, Illinois
April 30, 2001
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          *F.2      Supporting plant, depreciation and reserve schedules for
                    Commonwealth Edison Company and Commonwealth Edison Company of Indiana, Inc. from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others as follows:
                    (previously filed on Form SE)

                    Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion

                    Nuclear Fuel Materials

                    Electric Plant in Service

                    Electric Plant Held for Future Use

                    Construction Work in Progress - Electric

                    Accumulated Provision for Depreciation of Electric Utility Plant

                    Non-utility Property

          **F.3 Supporting plant, depreciation and reserve schedules for PECO and SECO from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and the Annual Report to the Pennsylvania Public Utility Commission filed herewith on Form SE.

                    Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion

                    Nuclear Fuel Materials

                    Electric Plant in Service

                    Electric Plant Held for Future Use

                    Construction Work in Progress - Electric

                    Accumulated Provision for Depreciation of Electric Utility Plant

                    Non-utility Property

                    Utility Plant and Adjustments

                    Completed Construction not Classified

                    Preliminary Retirement Estimates

                    Accumulated Provision for Depreciation, Amortization, and Depletion of Plant and Adjustments

G.        FINANCIAL DATA SCHEDULES

          Not available, as financial data schedules are no longer required to be filed.

*H.       ORGANIZATION CHART

          (Previously filed on Form SE)

I.        EWG OR FOREIGN UTILITY COMPANY FINANCIAL STATEMENTS

          **I.1     AmerGen Energy Company LLC Financial Statements

                    Filed confidentially on Form SE.

          **I.2 Sithe Energies, Inc. and Subsidiaries Consolidated Financial Statements

                    Filed confidentially on Form SE.

                                    SIGNATURE


Exelon Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 2000 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                   EXELON CORPORATION


                                                   By:  /S/ Ruth Ann M. Gillis
                                                        ---------------------
                                                          Ruth Ann M. Gillis
                                                      Senior Vice President and
                                                        Chief Financial Officer


April 30, 2002